SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11–K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
Commission file number: 000-11448
NewBridge Bank Employees’ 401(K) Plan
(Full title of the plan)
NewBridge Bancorp
(Name of issuer of securities)
1501 Highwoods Blvd., Suite 400 Greensboro, North Carolina 27410
(Address of issuer’s principal executive offices)

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
Financial Statements
and Supplemental Schedule
December 31, 2009 and 2008 and for the Years then Ended

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
[LETTERHEAD OF Grant Thornton LLP]
To the Participants and Administrator of the
NewBridge Bank Employees’ 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the NewBridge Bank Employees’ 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in nets assets available for benefits for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Raleigh, North Carolina
June 25, 2010

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS

Cash and cash equivalents	$2,194	$3,390
Investments:
Mutual funds	10,568,394	7,333,912
Common stock	710,099	476,309
Common collective trust	1,495,406	1,593,649
Participant loans	474,068	214,817

Total investments	13,247,967	9,618,687

Net assets available for benefits at fair value	13,250,161	9,622,077

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	72,976	172,433

Net assets available for benefits	$13,323,137	$9,794,510

See notes to financial statements

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2009 and 2008

	2009	2008
Additions to (deductions from) net assets attributed to:
Investment income (loss):

Net appreciation (depreciation) in fair value of investments	$2,285,221	$(4,720,770)
Interest and dividends	16,305	85,588

Net gain (loss) on investments	2,301,526	(4,635,182)

Contributions:
Employer	755,083	865,055
Participant	1,302,783	1,565,456
Rollover	67,561	109,319

Total contributions	2,125,427	2,539,830

Benefits paid to participants	(855,861)	(3,097,610)
Administrative expenses	(42,465)	(46,326)

Net increase (decrease) before transfer from other plan	3,528,627	(5,239,288)

Transfer from other plan (Note 1)	—	5,149,126

Net increase (decrease)	3,528,627	(90,162)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,794,510	9,884,672

End of year	$13,323,137	$9,794,510

See notes to financial statements

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
1 Description of Plan
The following description of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, which prevail in all cases.
General
The Plan was adopted by the Board of Directors of Lexington State Bank (“LSB Bank”) the predecessor of NewBridge Bank (the “Bank”) to be effective as of June 1, 1989. The Plan is a combination profit sharing plan and Section 401(k) savings plan covering all eligible Bank employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Bank, a North Carolina chartered non-member bank, is the successor entity to LSB Bank. In November 2007, FNB Southeast, a NC chartered member bank, merged with and into LSB Bank, and the combined bank was renamed “NewBridge Bank”. Effective January 1, 2008, the FNB Southeast 401(k) retirement plan merged with, and its net assets were transferred to, the Plan.
The Bank is the wholly owned subsidiary of NewBridge Bancorp, a North Carolina bank holding company.
Contributions
The Plan is sponsored by the Bank. For the years ended December 31, 2009 and 2008, employees become eligible to participate in the Plan upon the later of (i) his or her 18th birthday and (ii) on the first day of the calendar month following his or her hire date. An eligible employee may voluntarily contribute to his or her own account in the Plan through elective compensation deferrals under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), or through any other manner approved by the Administrative Committee of the Plan. A participant is eligible to receive Bank matching contributions beginning the first day of the calendar quarter following 90 days of employment. The Bank’s matching contributions are discretionary and are determined by the Bank at the beginning of each Plan year. The Bank’s matching contribution for 2009 and 2008 was 100% of the first 3% and 50% of the next 2% of a participant’s compensation deferred as an elective employee compensation deferral contribution.
Participant Accounts
Each participant’s account is credited with the participant’s voluntary contribution as well as the Bank’s contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan documents. Each participant is entitled to the benefit that can be provided from the participant’s vested account.
Vesting
A participant’s interest in his or her account is 100% vested for all elective 401(k) deferrals and all Bank safe harbor matching contributions, plus actual earnings thereon.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the NewBridge Bancorp Unitized Stock Fund). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed five years.

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Withdrawals
Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan document.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the vested balance in the participant’s account and bear interest at the United States prime rate, as quoted in the Wall Street Journal, plus 1.00%.
Principal and interest is paid ratably through periodic payroll deductions. Loans must be repaid within a period of five years, unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed ten years.
Administrative Expenses
The Plan pays administrative expenses, including trustee and record keeping fees.
2 Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those net assets.
Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among a variety of mutual funds, the NewBridge Bancorp unitized common stock fund and a common collective trust which is invested in synthetic guaranteed investment contracts (the “GIC”), each offering different degrees of risk and return.
The Plan’s investments are stated at fair value. The fair value of common stock was determined by closing prices at the end of the Plan year. Shares of mutual funds and the common collective trust are valued at the net asset value of the shares held by the Plan at year end. The synthetic GIC is valued at fair value with disclosure of the adjustment to contract value (see Note 3). Investments in participant loans are stated at the outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gains distributions on mutual funds are included in dividend income. Dividend income on NewBridge Bancorp common stock is recorded on the payable date. The Plan presents in the statement of changes of net assets available for benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on investments held at year end.
Cash and Cash Equivalents
Cash and cash equivalents include cash and interest-bearing deposit accounts.

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
3 Synthetic Guaranteed Investment Contracts
The Plan invests in a common collective trust which is substantially invested in fully benefit-responsive synthetic guaranteed investment contracts. The contracts are credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.
There are no reserves for credit risk of the contract issuers or otherwise. The average yield and crediting interest rates at December 31 were approximately 3.69%and 1.40%, respectively, in 2009, and 6.44% and 3.27%, respectively, in 2008. The interest rate is reset quarterly based on market yields.
While investment contracts are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the synthetic GIC, with an adjustment to present contract value.
4 Investments
At December 31, 2009 and 2008, the Plan’s investments were held with TD Ameritrade Trust Company (the “Trustee”). Investments are made based on the collective direction of all participants. Values were reported to the Plan by the Trustee. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008

Vanguard/Wellington Fund	$1,703,041	$—
American Funds Fundamental Investors	1,657,739	1,193,510
American Funds The Growth Fund of America	1,613,244	1,116,500
S.E.I. Stable Asset Fund	1,495,406	1,593,649
Pimco Total Return Admin Fund	1,246,812	922,302
T. Rowe Price Mid Cap Growth Fund	1,184,878	750,616
American Funds Capital World Growth & Income Fund	786,918	597,465
NewBridge Bancorp Unitized Stock Fund	710,099	476,309
American Funds Balanced Funds	—	1,298,685

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The Plan’s investments (including investments bought and sold, as well as held during the period) had net appreciation or (depreciation) in value during the year as follows:

	2009	2008
Mutual funds	$2,121,972	$(3,518,634)
Common stock	(16,071)	(1,192,089)
Other	179,320	(13,052)

Net appreciation (depreciation) in fair value of investments	2,285,221	(4,720,770)
Interest and dividends	16,305	85,588

Net gain (loss) on investments	$2,301,526	$(4,635,182)

5 Fair Value of Financial Instruments
GAAP establishes a fair value hierarchy with the highest level priority given to quoted prices in active markets for identical assets or liabilities. The next level of priority is given to other than quoted prices that are observable for the asset or liability while the least priority is given to unobservable inputs.
The following tables set forth assets measured at fair value on a recurring basis by level of inputs used in the valuation of each asset:
December 31, 2009 — Assets measured at fair value

	Quoted prices in
	active markets for	Significant other	Significant
	identical assets	observable inputs	unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$10,568,394	$—	$—	$10,568,394
Common stock	710,099	—	—	710,799
Common collective trust	—	1,495,406	—	1,495,406
Participant loans	—	—	474,068	474,068

Total assets at fair value	$11,278,493	$1,495,406	$474,068	$13,247,967

December 31, 2008 — Assets measured at fair value

	Quoted prices in
	active markets for	Significant other	Significant
	identical assets	observable inputs	unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$7,333,912	$—	$—	$7,333,912
Common stock	476,309	—	—	476,309
Common collective trust	—	1,593,649	—	1,593,649
Participant loans	—	—	214,817	214,817

Total assets at fair value	$7,810,221	$1,593,649	$214,817	$9,618,687

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant loans
Balance, December 31, 2008	$214,817
Net realized and unrealized gain/(loss)	—
Purchases, sales, issuances and settlements, net	259,251
Net transfers in and/or out of Level 3	—

Balance, December 31, 2009	$474,068

NEWBRIDGE BANK EMPLOYEES’ 401 (K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
6	Party-in-Interest Transactions
The Bank is the Plan’s employer-sponsor. Dividends paid by NewBridge Bancorp are reinvested in additional shares of NewBridge Bancorp common stock. During the year ended December 31, 2009, the Bank paid some of the administrative expenses associated with the Plan, and also provided the Plan with other administrative and accounting services for which no fees were charged. Fees paid for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and totalled $42,465 and $46,326 for the years ended December 31, 2009 and 2008, respectively.
7	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8	Tax Status
The Plan received its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
9	Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue making contributions at any time and to terminate the Plan subject to the provisions of ERISA.
10	Reconciliations to Form 5500
The following are reconciliations of the differences between the financial statements and the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008

Net assets per the financial statements	$13,323,137	$9,794,510
Adjustment to contract value of common collective trust	(72,976)	(172,433)

Net assets per the Form 5500	$13,250,161	$9,622,077

	2009	2008

Net appreciation (depreciation) in fair value of investments per the financial statements	$2,285,221	$(4,720,770)
Change during the year in fair value compared to contract value of common collective trust	99,457	(139,724)

Net appreciation (depreciation) in investments per the Form 5500	$2,384,678	$(4,860,494)

NEWBRIDGE BANK EMPLOYEES’ 401(K) PLAN
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

	(b)	(c)		(e)
	Identity of issuer, borrower,	Description of	Number of	Market
(a)	lessor or similar party	Instrument	shares/units	value
	Vanguard/Wellington Fund	mutual fund	34,184	$1,703,041
	American Funds Fundamental Investors	mutual fund	50,633	1,657,739
	American Funds The Growth Fund of America	mutual fund	59,137	1,613,244
	S.E.I. Stable Asset Fund	common collective trust	1,495,406	1,495,406
	Pimco Total Return Admin Fund	mutual fund	115,446	1,246,812
	T. Rowe Price Mid Cap Growth Fund	mutual fund	24,950	1,184,878
	American Funds Capital World Growth & Income Fund	mutual fund	23,090	786,918
*	NewBridge Bancorp Unitized Stock Fund	common stock	486,369	710,099
	Royce Low-Priced Stock Fund	mutual fund	45,995	646,237
	Blackrock Intermediate Government Fund	mutual fund	47,130	492,041
*	Plan participant loans	participant loans	—	474,068
	Dodge & Cox International Stock Fund	mutual fund	13,651	434,773
	T. Rowe Price Mid Cap Value Fund	mutual fund	19,240	398,643
	Vanguard Windsor II Fund	mutual fund	12,132	287,275
	American Funds Euro Pacific Growth Fund	mutual fund	3,051	116,793

	Total			$13,247,967

*	Denotes a party-in-interest as defined by ERISA.
Note: Column (d) has been omitted as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NewBridge Bank Employees’ 401(K) Plan
Date: June 25, 2010	By:	/s/ Richard M. Cobb
Richard M. Cobb
(Senior Vice President, Controller and Chief Accounting Officer), NewBridge Bank

List of Exhibits on Form 11-K

Exhibits	Description
23.1	Consent of Independent Registered Public Accounting Firm